Exhibit 99.2

Harry Winston Diamond Corporation

Highlights

(ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED)

Harry Winston Diamond Corporation recorded a consolidated net loss of $0.2 million or $nil per share for the third quarter, compared to net earnings of $71.9 million or $1.17 per share in the third quarter of the prior year and compared to a net loss of $24.5 million or $0.32 per share in the second quarter of the current year. Included in consolidated net earnings for the prior year was a net foreign exchange gain of $49.0 million or $0.80 per share primarily on future income tax liabilities compared to a net foreign exchange gain of $1.6 million or $0.02 per share in the current quarter.

Consolidated sales were $74.8 million for the quarter compared to $148.6 million for the comparable quarter of the prior year, resulting in a 62% decrease in gross margin and a loss from operations of $4.9 million.

The mining segment recorded sales of $20.8 million, a 77% decrease from $90.7 million in the comparable quarter of the prior year. The decrease in sales resulted from a combination of a 75% decrease in volume of carats sold in the third quarter and a 9% decrease in rough diamond prices. Rough diamond production for the calendar quarter was 0.3 million carats compared to 0.9 million carats in the comparable calendar quarter of the prior year. The decrease in production was due to the planned six-week shutdown from July 14, 2009 to August 24, 2009 (the “Summer Shutdown”). The Company held one rough diamond sale in the third quarter compared to three in the comparable quarter of the prior year. Loss from operations for the quarter was $4.5 million compared to earnings from operations of $47.0 million for the comparable quarter of the prior year.

The retail segment recorded a 7% decrease in sales to $54.0 million. However, the loss from operations decreased significantly to $0.5 million from a loss of $4.0 million in the third quarter of the prior year as retail gross margins improved to 53.9% for the quarter compared to 46.4% in the comparable quarter of the prior year.

2010 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Management's Discussion and Analysis

Prepared as of December 9, 2009 (ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED)

The following is management’s discussion and analysis (“MD&A”) of the results of operations for Harry Winston Diamond Corporation (“Harry Winston Diamond Corporation”, or the “Company”) for the three and nine months ended October 31, 2009 and its financial position as at October 31, 2009. This MD&A is based on the Company’s consolidated financial statements prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) and should be read in conjunction with the unaudited consolidated financial statements and notes thereto for the three and nine months ended October 31, 2009 and the audited consolidated financial statements of the Company and notes thereto for the year ended January 31, 2009. Unless otherwise specified, all financial information is presented in United States dollars. Unless otherwise indicated, all references to “third quarter” refer to the three months ended October 31, 2009 and all references to “international” for the retail segment refer to Europe and Asia.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

Caution Regarding Forward-Looking Information
Certain information included in this MD&A may constitute forward-looking information within the meaning of Canadian and United States securities laws. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “appears”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding plans, timelines and targets for construction, mining, development, production and exploration activities at the Diavik Diamond Mine, future mining and processing at the Diavik Diamond Mine, projected capital expenditure requirements and the funding thereof, liquidity and working capital requirements and sources, estimated reserves and resources at, and production from, the Diavik Diamond Mine, the number and timing of expected rough diamond sales, expected diamond prices and expectations concerning the diamond industry and the demand for luxury goods, expected cost of sales and gross margin trends in the mining segment, and expected sales trends in the retail segment. Actual results may vary from the forward-looking information. See “Risks and Uncertainties” on page 17 for material risk factors that could cause actual results to differ materially from the forward-looking information.

Forward-looking information is based on certain factors and assumptions regarding, among other things, mining, production, construction and exploration activities at the Diavik Diamond Mine, world and US economic conditions and the worldwide demand for luxury goods. Specifically, in making statements regarding expected diamond prices and expectations concerning the diamond industry and expected sales trends in the retail segment, the Company has made assumptions regarding, among other things, world and US economic conditions and demand for luxury goods. While the Company considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. See “Risks and Uncertainties” on page 17.

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, risks associated with the remote location of and harsh climate at the Diavik Diamond Mine site, risks associated with regulatory requirements, fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate, cash flow and liquidity risks and the risks of competition in the luxury jewelry segment. Please see page 17 of this Interim Report, as well as the Company’s Annual Report, available at www.sedar.com, for a discussion of these and other risks and uncertainties involved in the Company’s operations.

2010 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this Management’s Discussion and Analysis, and should not rely upon this information as of any other date. Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this Management’s Discussion and Analysis, actual events may differ materially from current expectations. The Company uses forward-looking statements because it believes such statements provide useful information with respect to the expected future operations and financial performance of the Company, and cautions readers that the information may not be appropriate for other purposes. While the Company may elect to, it is under no obligation and does not undertake to update or revise any forward-looking information, whether as a result of new information, future events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company’s filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

Summary Discussion
Harry Winston Diamond Corporation is a specialist diamond company focusing on the mining and retail segments of the diamond industry. The Company supplies rough diamonds to the global market from production received from its 40% ownership interest in the Diavik Diamond Mine (economic interest of 31%), located off Lac de Gras in Canada’s Northwest Territories. The Company also owns a 100% interest in Harry Winston Inc., the premier fine jewelry and watch retailer operating under the Harry Winston® brand.

The Company’s most significant asset is an ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI”) (60%) and Harry Winston Diamond Limited Partnership (“HWDLP”) (40%) where HWDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. DDMI and HWDLP are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England. As a result of the strategic investment by Kinross Gold Corporation (“Kinross”) of Toronto, Canada, described below, HWDLP is 77.5% owned by the Company and 22.5% owned by Kinross. Kinross’s 22.5% ownership is reported in the consolidated financial statements as part of non-controlling interest.

On March 31, 2009, Kinross made a net investment of $150.0 million to acquire an indirect interest in the Diavik Diamond Mine and a direct equity stake in the Company. Kinross subscribed for 15.2 million of the Company’s treasury shares at a price of $3.00 per share, being approximately 19.9% of the Company’s issued equity post the transaction. Kinross also subscribed for new partnership units representing a 22.5% interest in HWDLP, for a net effective subscription value of $103.7 million. With the closing of the Kinross transaction, the Company’s economic interest in the Diavik Diamond Mine is 31%.

Market Commentary
 The Diamond Market
The rough diamond market continues to strengthen as sustained demand for polished diamonds from the Far East and India, coupled with reawakening interest from the US, has led to reduced inventory levels amongst manufacturers. Rough diamonds remain in short supply, enabling major diamond producers such as Russia to reduce accumulated inventory without dampening the healthy price increases achieved since the first quarter.

Polished diamond demand remains healthy with shortages appearing in popular ranges. Polished diamond inventories have been depleted as a result of the reduction in capacity earlier in the year as manufacturers responded to market conditions and the ongoing scarcity of rough diamonds. These conditions have allowed manufacturers to achieve higher polished prices and negotiate more favourable credit terms.

The Retail Jewelry Market
Encouraging signs of recovery are beginning to appear in certain economies, particularly in Asia. The tone in the US and European markets indicates that the worst of the global recession’s impact appears to have passed, but signs of the recovery are modest. The increase in commodity prices has helped to bolster a modest renewal in consumer demand for luxury goods from the Russian and Middle Eastern markets. The outlook is cautiously optimistic regarding the holiday season as the global economy appears to have stabilized and shown improvements in certain regions.

® Harry Winston is a registered trademark of Harry Winston Inc.

2010 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Consolidated Financial Results
The following is a summary of the Company’s consolidated quarterly results for the eight quarters ended October 31, 2009 following the basis of presentation utilized in its Canadian GAAP financial statements:

(expressed in thousands of United States dollars except per share amounts and where otherwise noted)
(quarterly results are unaudited)
									Nine	Nine
									months	months
									ended	ended
	2010	2010	2010	2009	2009	2009	2009	2008	Oct. 31,	Oct. 31,
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	2009	2008
Sales	$74,828	$94,776	$109,643	$118,399	$148,623	$186,119	$156,079	$188,195	$279,247	$490,821
Cost of sales	45,227	66,294	83,944	68,908	71,679	73,542	73,149	83,637	195,465	218,370
Gross margin	29,601	28,482	25,699	49,491	76,944	112,577	82,930	104,558	83,782	272,451
Gross margin (%)	39.6%	30.1%	23.4%	41.8%	51.8%	60.5%	53.1%	55.6%	30.0%	55.5%
Selling, general and administrative expenses	34,542	32,380	35,749	39,399	33,998	39,194	43,285	45,494	102,671	116,477
Earnings (loss) from operations	(4,941)	(3,898)	(10,050)	10,092	42,946	73,383	39,645	59,064	(18,889)	155,974
Interest and financing expenses	(2,448)	(2,998)	(3,699)	(4,960)	(4,678)	(5,366)	(5,453)	(7,082)	(9,145)	(15,497)
Other income	99	83	281	778	407	815	246	706	463	1,468
Insurance settlement	100	–	3,250	17,240	–	–	–	13,488	3,350	–
Dilution loss	–	(539)	(34,222)	–	–	–	–	–	(34,761)	–
Impairment charge	–	–	–	(93,780)	–	–	–	–	–	–
Foreign exchange gain (loss)	1,598	(25,274)	(5,839)	4,649	48,982	5,301	155	22,270	(29,515)	54,438
Earnings (loss) before income taxes	(5,592)	(32,626)	(50,279)	(65,981)	87,657	74,133	34,593	88,446	(88,497)	196,383
Income taxes (recovery)	(4,221)	(5,662)	(3,120)	7,052	15,685	24,185	13,336	(1,968)	(13,002)	53,205
Earnings (loss) before non-controlling interest	(1,371)	(26,964)	(47,159)	(73,033)	71,972	49,948	21,257	90,414	(75,495)	143,178
Non-controlling interest	(1,157)	(2,443)	(2,075)	(58)	81	1	1	(34)	(5,676)	83
Net earnings (loss)	$(214)	$(24,521)	$(45,084)	$(72,975)	$71,891	$49,947	$21,256	$90,448	$(69,819)	$143,095
Basic earnings (loss) per share	$0.00	$(0.32)	$(0.68)	$(1.19)	$1.17	$0.81	$0.35	$1.55	$(0.95)	$2.35
Diluted earnings (loss) per share	$0.00	$(0.32)	$(0.68)	$(1.19)	$1.17	$0.81	$0.35	$1.54	$(0.95)	$2.34
Cash dividends declared per share	$0.00	$0.00	$0.00	$0.05	$0.05	$0.05	$0.05	$0.05	$0.00	$0.15
Total assets(i)	$1,535	$1,533	$1,592	$1,567	$1,645	$1,637	$1,591	$1,494	$1,535	$1,645
Total long-term liabilities(i)	$506	$507	$496	$550	$562	$617	$634	$660	$506	$562

(i)	Total assets and total long-term liabilities are expressed in millions of United States dollars.

The comparability of quarter-over-quarter results is impacted by seasonality for both the mining and retail segments. Harry Winston Diamond Corporation expects that the quarterly results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Diamond Mine, the number of sales events conducted during the quarter, and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter. The quarterly results for the retail segment are also seasonal, with generally higher sales during the fourth quarter due to the holiday season. See “Segmented Analysis” on page 9 for additional information.

2010 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Three Months Ended October 31, 2009 Compared to Three Months Ended October 31, 2008
CONSOLIDATED NET EARNINGS
The Company recorded a third quarter consolidated net loss of $0.2 million or $nil per share compared to net earnings of $71.9 million or $1.17 per share in the third quarter of the prior year. Included in consolidated net earnings for the prior year was a net foreign exchange gain of $49.0 million or $0.80 per share primarily on future income tax liabilities compared to a net foreign exchange gain of $1.6 million or $0.02 per share in the current quarter.

CONSOLIDATED SALES
Sales for the third quarter totaled $74.8 million, consisting of rough diamond sales of $20.8 million and retail segment sales of $54.0 million. This compares to sales of $148.6 million in the comparable quarter of the prior year (rough diamond sales of $90.7 million and retail segment sales of $57.9 million). The Company held one rough diamond sale in the third quarter, compared to three in the comparable quarter of the prior year. See “Segmented Analysis” on page 9 for additional information.

CONSOLIDATED COST OF SALES AND GROSS MARGIN
The Company’s third quarter cost of sales was $45.2 million for a gross margin of 39.6% compared to $71.7 million cost of sales and gross margin of 51.8% for the comparable quarter of the prior year. The Company’s cost of sales includes costs associated with mining, rough diamond sorting and retail sales activities. See “Segmented Analysis” on page 9 for additional information.

CONSOLIDATED SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
The principal components of selling, general and administrative (“SG&A”) expenses include expenses for salaries and benefits, advertising, professional fees, rent and building related costs. The Company incurred SG&A expenses of $34.5 million for the third quarter, compared to $34.0 million in the comparable quarter of the prior year.

Included in SG&A expenses for the third quarter are $4.9 million for the mining segment compared to $3.1 million for the comparable quarter of the prior year and $29.6 million for the retail segment compared to $30.9 million for the comparable quarter of the prior year. For the mining segment, the higher SG&A expenses were primarily due to a mark-to-market increase to stock-based compensation resulting from the Company’s increased share price. For the retail segment, the decrease was due to reduced discretionary spending. See “Segmented Analysis” on page 9 for additional information.

CONSOLIDATED INCOME TAXES
The Company recorded a net income tax recovery of $4.2 million during the third quarter, compared to a net income tax expense of $15.7 million in the comparable quarter of the prior year. The Company’s effective income tax rate for the quarter, excluding Harry Winston’s retail segment, was 65%, which is based on a statutory income tax rate of 30% adjusted for various items including Northwest Territories mining royalty, impact of foreign exchange, earnings subject to tax different than the statutory rate and impact of income allocated to non-controlling interest.

The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. During the third quarter, the Canadian dollar weakened against the US dollar. As a result, the Company recorded an unrealized foreign exchange gain of $0.8 million on the revaluation of the Company’s Canadian dollar denominated future income tax liability. This compares to an unrealized foreign exchange gain of $39.4 million in the comparable quarter of the previous year. The unrealized foreign exchange gain is not taxable for Canadian income tax purposes.

The consolidated net loss before taxes for the third quarter is $5.6 million, compared to a consolidated net income before taxes of $87.7 million in the comparable quarter of the prior year. During the third quarter, losses were generated in higher taxing jurisdictions, resulting in tax recoveries based on higher tax rates. Also during the third quarter, income was generated in lower taxing jurisdictions, resulting in tax expenses based on lower tax rates. These tax rate differences contributed to the actual reported tax provision being higher than the expected tax provision based on the statutory tax rate. In addition, the tax benefit of certain losses could not be recognized because the criteria for recognizing them as a future tax asset were not met. Furthermore, accounting income included certain items that are considered to be permanent differences and will never be tax deductible nor taxable. When all of these reconciling items are expressed as a percentage of the relatively low consolidated net loss before taxes reported in the third quarter, the impact on the effective tax rate becomes higher. As a consequence, the third quarter effective tax rate was 75% on a consolidated basis.

2010 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

The rate of income tax payable by Harry Winston Inc. varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2029.

The Company has provided a table below summarizing the movement from the statutory to the effective income tax rate as a percentage of earnings before taxes:

	Three months	Three months
	ended	ended
	October 31,	October 31,
	2009	2008
Statutory income tax rate	30%	31%
Stock compensation	(2) %	– %
Northwest Territories mining royalty (net of income tax relief)	5%	5%
Impact of foreign exchange	22%	(19)%
Earnings subject to tax different than statutory rate	34%	1%
Changes in valuation allowance	(4) %	– %
Impact of loss allocated to non-controlling interest	(10) %	– %
Assessments and adjustments	(4) %	1%
Other items	4%	(1)%
Effective income tax rate	75%	18%

CONSOLIDATED INTEREST AND FINANCING EXPENSES
Interest and financing expenses of $2.4 million were incurred during the third quarter compared to $4.7 million during the comparable quarter of the prior year. The Company repaid the full amount of $74.2 million of the mining segment’s senior secured term and revolving credit facilities with the March 31, 2009 closing of the Kinross transaction.

CONSOLIDATED OTHER INCOME
Other income of $0.1 million was recorded during the quarter compared to $0.4 million in the comparable quarter of the prior year.

CONSOLIDATED FOREIGN EXCHANGE
A net foreign exchange gain of $1.6 million was recognized during the quarter compared to a net foreign exchange gain of $49.0 million in the comparable quarter of the prior year. The gain relates principally to the revaluation of the Company’s Canadian dollar denominated long-term future income tax liability as a result of the weakening of the Canadian dollar against the US dollar at October 31, 2009. The Company’s ongoing currency exposure relates primarily to expenses and obligations incurred in Canadian dollars, as well as the revaluation of certain Canadian monetary balance sheet amounts. The Company does not currently have any significant foreign exchange derivative instruments outstanding.

Nine Months Ended October 31, 2009 Compared to Nine Months Ended October 31, 2008
CONSOLIDATED NET EARNINGS
The Company recorded a consolidated net loss for the nine months ended October 31, 2009 of $69.8 million or $0.95 per share compared to net earnings of $143.1 million or $2.35 per share for the nine months ended October 31, 2008. Consolidated net loss for the nine months ended October 31, 2009 included a non-cash dilution loss of $34.8 million or $0.47 per share as a result of the investment by Kinross Gold Corporation in HWDLP, which holds the Company’s 40% interest in the Diavik Diamond Mine. The consolidated net loss also includes a net foreign exchange loss primarily on future income tax liabilities of $29.5 million or $0.40 per share, compared to a net foreign exchange gain of $54.4 million or $0.89 per share in the comparable period of the prior year.

2010 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

CONSOLIDATED SALES
Sales for the nine months ended October 31, 2009 totaled $279.2 million, consisting of rough diamond sales of $124.4 million and retail segment sales of $154.8 million. This compares to sales of $490.8 million for the nine months ended October 31, 2008 (rough diamond sales of $277.1 million and retail segment sales of $213.7 million). The Company held five rough diamond sales during the nine months ended October 31, 2009, compared to seven in the comparable period of the prior year. See “Segmented Analysis” on page 9 for additional information.

CONSOLIDATED COST OF SALES AND GROSS MARGIN
The Company’s cost of sales for the nine months ended October 31, 2009 was $195.5 million for a gross margin of 30.0% compared to $218.4 million cost of sales and gross margin of 55.5% for the comparable period of the prior year. The Company’s cost of sales includes costs associated with mining, rough diamond sorting and retail sales activities. See “Segmented Analysis” on page 9 for additional information.

CONSOLIDATED SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
The Company incurred SG&A expenses of $102.7 million for the nine months ended October 31, 2009, compared to $116.5 million for the nine months ended October 31, 2008.

Included in SG&A expenses for the nine months ended October 31, 2009 are $14.6 million for the mining segment compared to $15.5 million for the comparable period of the prior year and $88.1 million for the retail segment compared to $101.0 million for the comparable period of the prior year. For the retail segment, the decrease was due to an adjustment to incentive-based compensation, reduced advertising and selling expenses, savings from staff reductions and reductions in discretionary spending. See “Segmented Analysis” on page 9 for additional information.

CONSOLIDATED INCOME TAXES
The Company recorded a net income tax recovery of $13.0 million during the nine months ended October 31, 2009, compared to a net income tax expense of $53.2 million in the comparable period of the prior year. The Company’s effective income tax rate for the nine months ended October 31, 2009, excluding Harry Winston’s retail segment, was 9%, which is based on a statutory income tax rate of 30% adjusted for various items including Northwest Territories mining royalty, impact of foreign exchange, earnings subject to tax different than the statutory rate, impact of income allocated to non-controlling interest and impact of dilution loss.

The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. During the nine months ended October 31, 2009, the Canadian dollar strengthened against the US dollar. As a result, the Company recorded an unrealized foreign exchange loss of $22.2 million on the revaluation of the Company’s Canadian dollar denominated future income tax liability. This compares to an unrealized foreign exchange gain of $44.7 million in the comparable period of the prior year. The unrealized foreign exchange loss is not deductible for Canadian income tax purposes.

During the nine months ended October 31, 2009, the Company recorded a non-cash dilution loss of $34.8 million as a result of the investment by Kinross in HWDLP, which holds the Company’s 40% interest in the Diavik Diamond Mine. The dilution loss is not deductible for Canadian tax purposes and hence no tax recovery was recorded against the dilution loss. In addition, a certain portion of the Company’s loss before income taxes is allocated to Kinross as a result of its investment of an indirect interest in the Diavik Diamond Mine. As a result, the tax impact of the loss allocated to non-controlling interest is recorded as a reconciling item in the tax rate reconciliation.

The rate of income tax payable by Harry Winston Inc. varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2029.

2010 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

The Company has provided a table below summarizing the movement from the statutory to the effective income tax rate as a percentage of earnings before taxes:

	Nine months	Nine months
	ended	ended
	October 31,	October 31,
	2009	2008
Statutory income tax rate	30%	31%
Northwest Territories mining royalty (net of income tax relief)	– %	8%
Impact of foreign exchange	(5)%	(11)%
Earnings subject to tax different than statutory rate	6%	(1)%
Changes in valuation allowance	(1)%	– %
Impact of dilution loss	(12)%	–%
Impact of loss allocated to non-controlling interest	(2)%	–%
Assessments and adjustments	(1)%	1%
Other items	– %	(1) %
Effective income tax rate	15%	27%

CONSOLIDATED INTEREST AND FINANCING EXPENSES
Interest and financing expenses of $9.1 million were incurred during the nine months ended October 31, 2009 compared to $15.5 million during the comparable period of the prior year. The Company repaid the full amount of $74.2 million of the mining segment’s senior secured term and revolving credit facilities with the March 31, 2009 closing of the Kinross transaction.

CONSOLIDATED OTHER INCOME
Other income of $0.5 million was recorded during the nine months ended October 31, 2009 compared to $1.5 million in the comparable period of the prior year.

CONSOLIDATED INSURANCE SETTLEMENT
The Company received the remaining insurance settlement of $3.4 million related to the December 2008 robbery at the Harry Winston Paris salon during the nine months ended October 31, 2009.

CONSOLIDATED DILUTION LOSS
During the nine months ended October 31, 2009, the Company recorded a non-cash dilution loss of $34.8 million as a result of the investment by Kinross in HWDLP, which holds the Company’s 40% interest in the Diavik Diamond Mine.

CONSOLIDATED FOREIGN EXCHANGE
A net foreign exchange loss of $29.5 million was recognized during the nine months ended October 31, 2009 compared to a net foreign exchange gain of $54.4 million in the comparable period of the prior year. The current year to date loss relates principally to the revaluation of the Company’s Canadian dollar denominated long-term future income tax liability as a result of the strengthening of the Canadian dollar against the US dollar at October 31, 2009. The Company’s ongoing currency exposure relates primarily to expenses and obligations incurred in Canadian dollars, as well as the revaluation of certain Canadian monetary balance sheet amounts. The Company does not currently have any significant foreign exchange derivative instruments outstanding.

2010 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Segmented Analysis
The operating segments of the Company include mining and retail segments.

Mining
The mining segment includes the production and sale of rough diamonds.

(expressed in thousands of United States dollars)
(quarterly results are unaudited)

									Nine	Nine
									months	months
									ended	ended
	2010	2010	2010	2009	2009	2009	2009	2008	Oct. 31,	Oct. 31,
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	2009	2008
Sales	$20,765	$45,941	$57,690	$51,100	$90,716	$105,014	$81,393	$103,238	$124,396	$277,123
Cost of sales	20,319	40,049	57,256	34,612	40,617	32,390	32,150	36,962	117,624	105,157
Gross margin	446	5,892	434	16,488	50,099	72,624	49,243	66,276	6,772	171,966
Gross margin (%)	2.1%	12.8%	0.8%	32.3%	55.2%	69.2%	60.5%	64.2%	5.4%	62.1%
Selling, general and administrative expenses	4,932	4,182	5,503	4,430	3,114	5,151	7,208	5,663	14,617	15,473
Earnings (loss) from operations	$(4,486)	$1,710	$(5,069)	$12,058	$46,985	$67,473	$42,035	$60,613	$(7,845)	$156,493

Three Months Ended October 31, 2009 Compared to Three Months Ended October 31, 2008
MINING SALES
Rough diamond sales for the quarter totaled $20.8 million compared to $90.7 million in the comparable quarter of the prior year resulting from a combination of a 75% decrease in volume of carats sold and a 9% decrease in rough diamond prices. Rough diamond production during the quarter was significantly lower than the comparable quarter due to the Summer Shutdown, which reduced goods available for sale by the Company in the third quarter. The Company held one rough diamond sale in the third quarter compared to three in the comparable quarter of the prior year. Rough diamond prices continued to increase over the second quarter of this year but remain lower than the prices achieved in the comparable quarter of the prior year.

The Company expects that results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Diamond Mine, the number of sales events conducted at each sales location during the quarter, rough diamond prices and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter.

MINING COST OF SALES AND GROSS MARGIN
The Company’s third quarter cost of sales was $20.3 million resulting in a gross margin of 2.1% compared to $40.6 million cost of sales and gross margin of 55.2% in the comparable quarter of the prior year. The decrease in cost of sales reflected lower mining activity resulting from the Summer Shutdown and the completion of only one sale during the quarter. Cost of sales also included a $5.8 million write-down of inventorized costs associated with the Summer Shutdown. The mining gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product sold during each quarter and rough diamond prices.

A substantial portion of cost of sales is mining operating costs, which are incurred at the Diavik Diamond Mine. Cost of sales also includes sorting costs, which consist of the Company’s cost of handling and sorting product in preparation for sales to third parties, and amortization and depreciation, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

MINING SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the mining segment increased by $1.8 million from the comparable period of the prior year primarily due to a mark-to-market increase to stock-based compensation resulting from the Company’s increased share price.

2010 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Nine Months Ended October 31, 2009 Compared to Nine Months Ended October 31, 2008
MINING SALES
Rough diamond sales for the nine months ended October 31, 2009 totaled $124.4 million compared to $277.1 million in the comparable period of the prior year resulting from a combination of a 44% decrease in rough diamond prices and a 20% decrease in volume of carats sold. The Company held five rough diamond sales during the nine months ended October 31, 2009, compared to seven in the comparable period of the prior year. Rough diamond prices have increased significantly over the market lows seen in the first quarter of this year but remain lower than the prices achieved in the comparable period of the prior year. In addition, the Company’s achieved prices were particularly low in the first quarter as the sales mix contained a significant proportion of lower value goods carried in inventory from January 31, 2009. Rough diamond production during the nine months ended October 31, 2009 was significantly lower than the comparable period of the prior year due to the Summer Shutdown, which reduced goods available for sale by the Company in the third quarter, as well as a planned decrease in ore production.

The Company expects that results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Diamond Mine, the number of sales events conducted at each sales location during the quarter, rough diamond prices and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter.

MINING COST OF SALES AND GROSS MARGIN
For the nine months ended October 31, 2009, cost of sales was $117.6 million resulting in a gross margin of 5.4% compared to $105.2 million cost of sales and gross margin of 62.1% in the comparable period of the prior year. The increase in cost of sales, attributable to mining costs, resulted primarily from the costs associated with preparing the A-418 kimberlite pipe for commercial production being capitalized in the first half of the prior year. These same activities have been recorded as direct operating costs in the current year. The gross margin rate was significantly reduced as a result of lower carat production associated with the Summer Shutdown. Also included in cost of sales for the nine months ended October 31, 2009 is a $5.8 million write-down of inventorized costs associated with the Summer Shutdown and $9.8 million related to goods carried in inventory at January 31, 2009, which were sold subsequent to year end. The mining gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product sold during each quarter and rough diamond prices.

A substantial portion of cost of sales is mining operating costs, which are incurred at the Diavik Diamond Mine. Cost of sales also includes sorting costs, which consist of the Company’s cost of handling and sorting product in preparation for sales to third parties, and amortization and depreciation, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

MINING SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the mining segment decreased by $0.9 million from the comparable period of the prior year.

Mining Segment Operational Update
Ore production for the third calendar quarter consisted of 0.7 million carats produced from 0.12 million tonnes of ore from the A-154 South kimberlite pipe and 0.1 million carats produced from 0.06 million tonnes of ore from the A-418 kimberlite pipe. Rough diamond production was significantly lower than the third calendar quarter of the prior year as a result of the Summer Shutdown, which greatly reduced the ore throughput to the processing plant. Average grade increased to 4.4 carats per tonne from 3.4 carats per tonne in the prior year. The increase in average grade was primarily driven by a significant increase in the proportion of ore sourced from the A-154 South kimberlite pipe.

During the third calendar quarter, open pit mining and processing of the A-154 South and A-418 kimberlite pipes continued. The Diavik Diamond Mine was shut down from July 14, 2009 to August 24, 2009, inclusive. General upkeep of the open pits and haulage roads was maintained during the Summer Shutdown. Pre-delivery of ore to the processing plant was carried out in preparation for the late-August resumption of production.

2010 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

HARRY WINSTON DIAMOND LIMITED PARTNERSHIP’S 40% SHARE OF DIAVIK DIAMOND MINE PRODUCTION
(reported on a one-month lag)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008
Diamonds recovered (000s carats)	331	928	1,614	2,651
Grade (carats/tonne)	4.43	3.36	4.05	3.59

Mining Segment Outlook
The Company’s mine plan for calendar 2009 incorporated various production options, including a six-week shutdown at year end. The year-end shutdown, which was originally planned for December 1, 2009 through January 11, 2010, has been cancelled in light of improved market conditions.

The Company plans to hold three rough diamond sales in the fourth quarter (total fiscal 2010 rough diamond sales of eight) compared to two rough diamond sales in the fourth quarter of the prior year (total fiscal 2009 rough diamond sales of nine).

A new mine plan and budget for calendar 2010 is under final review by Rio Tinto plc, the operator of the Diavik Diamond Mine, and the Company. The plan for calendar 2010 foresees Diavik Diamond Mine production of approximately 7.8 million carats from the processing of 2.1 million tonnes of ore.

PRICING
The rough diamond market continues to experience a robust recovery from the extreme market lows seen in the first quarter of the year and pricing has improved significantly. The current tone in the market has encouraged diamond producers to sell-down inventory, but this has not led to lower prices.

PRODUCTION
The estimate for calendar 2009 is unchanged at 1.4 million tonnes of open pit ore mined, the majority of which will come from the A-418 kimberlite pipe, with the remaining production coming from the A-154 South open pit. Total carat production is expected to be approximately 5.5 million carats on a 100% basis.

In calendar 2010, open pit mining from A-418 supplemented by A-154 South is expected to be the primary source of ore. Underground mining is scheduled to commence in the first calendar quarter, with ore sourced mainly from the A-154 South kimberlite pipe. Total open pit ore mined is expected to be 1.4 million tonnes and total underground is expected to be 0.7 million tonnes.

Looking beyond calendar 2010, the objective is to utilize as much of the processing capability with a combination of underground and open pit production. As underground capacity ramps up, open pit production from the A-418 kimberlite pipe will synchronously decline. A new mining technique is under consideration for the potential mining of the A-21 resource. The feasibility of this resource is now under review with the objective that it becomes the supplemental ore source to underground production beyond 2012. In addition, exploration work has identified extensions at depth to the A-418 and A-154 North kimberlite pipes. Extension of production beyond 2022 will be dependent on bringing resources and exploratory tonnages into reserves.

COST OF SALES
Cost of sales for the mining segment for fiscal 2010 is estimated to be approximately $185 million. The Company expects cost of sales in fiscal 2011 to increase to approximately $265 million. This increase is primarily due to the cost of mining open pit synchronously with the high cost start-up phase of underground mining. Of this increase, approximately half is related to an increase in non-cash costs. The Company expects that the cost of sales will decline as the velocity of underground mining increases and open pit waste stripping ends.

2010 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

CAPITAL EXPENDITURES
HWDLP’s portion of capital expenditure for the fiscal year ending January 31, 2010 is expected to be $45 million at an assumed average Canadian/US dollar exchange rate of $0.88, the majority of which is related to underground development. During the first nine months of fiscal 2010, HWDLP’s share of capital expenditures was $43 million, of which underground capital expenditures were $38 million. During fiscal 2011, HWDLP’s 40% share of the planned capital expenditures is expected to be approximately $54 million at an assumed average Canadian/US dollar exchange rate of $0.95, of which $25 million relates to substantially completing underground development.

Retail
The retail segment includes sales from Harry Winston salons, which are located in prime markets around the world including eight salons in the United States: New York, Beverly Hills, Bal Harbour, Honolulu, Las Vegas, Dallas, Chicago and Costa Mesa; five salons in Japan: Ginza, Roppongi Hills, Osaka, Omotesando and Nagoya; two salons in Europe: Paris and London; and four salons in Asia outside of Japan: Beijing, Taipei, Hong Kong and Singapore.

(expressed in thousands of United States dollars)
(quarterly results are unaudited)
									Nine	Nine
									months	months
									ended	ended
	2010	2010	2010	2009	2009	2009	2009	2008	Oct. 31,	Oct. 31,
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	2009	2008
Sales	$54,063	$48,835	$51,953	$67,299	$57,907	$81,105	$74,686	$84,957	$154,851	$213,698
Cost of sales	24,908	26,245	26,688	34,296	31,062	41,152	40,999	46,675	77,841	113,213
Gross margin	29,155	22,590	25,265	33,003	26,845	39,953	33,687	38,282	77,010	100,485
Gross margin (%)	53.9%	46.3%	48.6%	49.0%	46.4%	49.3%	45.1%	45.1%	49.7%	47.0%
Selling, general and administrative expenses	29,610	28,198	30,246	34,969	30,884	34,043	36,077	39,831	88,054	101,004
Earnings (loss) from operations	$(455)	$(5,608)	$(4,981)	$(1,966)	$(4,039)	$5,910	$(2,390)	$(1,549)	$(11,044)	$(519)

Three Months Ended October 31, 2009 Compared to Three Months Ended October 31, 2008
RETAIL SALES
Sales for the third quarter were $54.0 million compared to $57.9 million for the comparable quarter of the prior year, a decrease of 7%. Sales in Asia increased 53% to $20.2 million, European sales decreased 10% to $21.0 million, and US sales decreased 40% to $12.8 million.

RETAIL COST OF SALES AND GROSS MARGIN
Cost of sales for the retail segment for the third quarter was $24.9 million compared to $31.1 million for the comparable quarter of the prior year. Gross margin for the quarter was $29.2 million or 53.9% compared to $26.8 million or 46.4% for the third quarter of the prior year. Excluding the impact of sales of Harry Winston Inc. pre-acquisition inventory, gross margin for the third quarter and the comparable quarter of the prior year would have been 54.5% and 48.6%, respectively. The increase in gross margin is the result of the product mix sold during the quarter, in particular an increased proportion of higher margin sales in the Asian market and high-end watches.

RETAIL SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses decreased to $29.6 million from $30.9 million in the comparable quarter of the prior year. The decrease was due to reduced discretionary spending. SG&A expenses include depreciation and amortization expense of $3.4 million, compared to $3.1 million in the comparable quarter of the prior year.

Nine Months Ended October 31, 2009 Compared to Nine Months Ended October 31, 2008
RETAIL SALES
Sales for the nine months ended October 31, 2009 were $154.8 million compared to $213.7 million for the comparable period of the prior year, a decrease of 28%. Sales in Asia decreased 3% to $50.2 million, European sales decreased 33% to $58.0 million, and US sales decreased 38% to $46.6 million.

2010 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

RETAIL COST OF SALES AND GROSS MARGIN
Cost of sales for the retail segment for the nine months ended October 31, 2009 was $77.8 million compared to $113.2 million for the comparable period of the prior year. Gross margin for the nine months ended October 31, 2009 was $77.0 million or 49.7% compared to $100.5 million or 47.0% for the comparable period of the prior year. Excluding the impact of sales of Harry Winston Inc. pre-acquisition inventory, gross margin for the nine months ended October 31, 2009 and the comparable period of the prior year would have been 50.5% and 49.2%, respectively.

RETAIL SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses decreased to $88.1 million from $101.0 million in the comparable period of the prior year. The decrease was due to an adjustment to incentive-based compensation, reduced advertising and selling expenses, savings from staff reductions and reductions in discretionary spending. SG&A expenses include depreciation and amortization expense of $9.7 million, compared to $9.4 million in the comparable quarter of the prior year.

Retail Segment Operational Update
During the third quarter, the retail segment recorded a 7% decline in sales over the comparable quarter of the prior year. All markets outside of the US have experienced a positive sales trend compared to the same quarter of the prior year. The US market continues to remain subdued with soft consumer demand. The Company successfully introduced the Harry Winston New York Collection, a series of jewelry and timepieces inspired by the glamour and architecture of some of New York’s most famous landmarks. Strict cost control measures continue to be a priority. The retail segment operated a network of 19 salons during the quarter.

Retail Segment Outlook
Sales within the third quarter increased sequentially from August to October, an encouraging trend as the retail segment enters the important fourth quarter. Harry Winston Inc. remains cautiously optimistic about the holiday season. Although significant economic challenges remain, the high-end luxury goods market is showing signs of recovery. Harry Winston Inc. is optimistic that its recently introduced New York Collection of jewelry and timepieces will continue to be well received by customers. The Company will continue its cost reduction initiatives and strict controls over inventory purchasing and capital expenditures. The Company believes that the combination of a significantly lower cost structure and the strong Harry Winston brand, with its global profile and concentration on core strengths of craftsmanship and creativity, has positioned the retail segment to deliver a higher level of sustained profitability during the anticipated economic recovery.

2010 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Liquidity and Capital Resources

Working Capital
As at October 31, 2009, the Company had unrestricted cash and cash equivalents of $53.8 million and contingency cash collateral and reserves of $0.3 million, compared to $16.7 million and $30.1 million, respectively, at January 31, 2009. The Company had cash on hand and balances with banks of $53.8 million and short-term investments of $nil at October 31, 2009. Total cash resources were impacted by the $150.0 million net investment by Kinross and the subsequent repayment by the Company of the mining segment’s $74.2 million senior secured term and revolving credit facilities on March 31, 2009.

During the quarter ended October 31, 2009, the Company reported a use of cash from operations of $16.3 million, compared to a source of cash of $48.3 million in the comparable quarter of the prior year. The current quarter use of cash resulted from a significant reduction in net earnings.

Working capital increased to $297.5 million at October 31, 2009 from $195.1 million at January 31, 2009. During the third quarter, the Company increased accounts receivable by $4.7 million; decreased prepaid expenses and other current assets by $12.5 million; increased inventory by $21.0 million; decreased accounts payable and accrued liabilities by $4.2 million; and decreased income taxes payable by $2.6 million.

The Company’s liquidity requirements fluctuate from quarter to quarter depending on, among other factors, the seasonality of production at the Diavik Diamond Mine, seasonality of mine operating expenses, capital expenditure programs, the number of rough diamond sales events conducted during the quarter and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter, along with the seasonality of sales and salon expansion in the retail segment. The Company’s principal working capital needs include investments in inventory, prepaid expenses and other current assets, and accounts payable and income taxes payable.

With the closing of the Kinross transaction and the repayment in full of the mining segment’s senior secured credit facilities, the Company assesses liquidity and capital resources on a consolidated basis. The Company’s requirements are for cash operating expenses, working capital, contractual debt requirements and capital expenditures. The Company believes that it will generate sufficient liquidity to meet its anticipated requirements for the next 12 months.

Financing Activities
As at October 31, 2009, the Company’s main retail subsidiary, Harry Winston Inc., had $151.5 million outstanding on its $250.0 million secured five-year revolving credit facility, which is used to fund salon inventory and capital expenditure requirements. This represents a decrease of $28.1 million from the amount outstanding at January 31, 2009.

Also included in long-term debt of the Company’s retail operations is a 25-year loan agreement for CHF 17.5 million ($17.0 million) used to finance the construction of the Company’s watch factory in Geneva, Switzerland. At October 31, 2009, $16.1 million was outstanding compared to $14.7 million at January 31, 2009. The bank has a secured interest in the factory building. In addition, the Company has a demand credit facility of CHF 2.0 million ($1.9 million), supported by a $2.0 million standby letter of credit, which is classified as bank advances. At October 31, 2009, $0.8 million was outstanding compared to $0.5 million at January 31, 2009.

Harry Winston Japan, K.K. maintains secured and unsecured credit agreements with three banks amounting to ¥2,050 million ($22.5 million). At October 31, 2009, $22.5 million had been drawn against these facilities and classified as bank advances compared to $23.1 million at January 31, 2009, $5.5 million of which was long term.

At October 31, 2009, $7.5 million was drawn under the Company’s revolving financing facility relating to its Belgian subsidiary, Harry Winston Diamond International N.V. No amounts were outstanding under the revolving financing facility for its Indian subsidiary, Harry Winston Diamond (India) Private Limited at October 31, 2009. At January 31, 2009, $18.4 million, $4.7 million and $1.5 million were drawn under the Company’s revolving financing facilities relating to Harry Winston Diamond International N.V., Harry Winston Diamond (Israel) Limited and Harry Winston Diamond (India) Private Limited, respectively.

Investing Activities
During the third quarter, the Company purchased capital assets of $7.5 million, of which $6.5 million were purchased for the mining segment and $1.0 million for the retail segment.

2010 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Contractual Obligations
The Company has contractual payment obligations with respect to long-term debt and, through its participation in the Joint Venture, future site restoration costs at the Diavik Diamond Mine level. Additionally, at the Joint Venture level, contractual obligations exist with respect to operating purchase obligations, as administered by DDMI, the operator of the mine. In order to maintain its 40% ownership interest in the Diavik Diamond Mine, HWDLP is obligated to fund 40% of the Joint Venture’s total expenditures on a monthly basis. HWDLP’s current projected share of the planned capital expenditures at the Diavik Diamond Mine, which are not reflected in the table below, including capital expenditures for the calendar years 2010 to 2014, is approximately $150 million assuming a Canadian/US average exchange rate of $0.99 for the five years. The most significant contractual obligations for the ensuing five-year period can be summarized as follows:

CONTRACTUAL OBLIGATIONS		Less than	Year	Year	After
(expressed in thousands of United States dollars)	Total	1 year	2–3	4–5	5 years
Long-term debt (a)(b)	$203,973	$8,569	$16,530	$161,591	$17,283
Environmental and participation agreements incremental commitments (c)	87,682	72,829	2,958	1,146	10,749
Operating lease obligations (d)	104,451	18,787	25,961	19,730	39,973
Capital lease obligations (e)	846	594	252	–	–
Total contractual obligations	$396,952	$100,779	$45,701	$182,467	$68,005

(a)

Long-term debt presented in the foregoing table includes current and long-term portions. Harry Winston Inc. maintains a credit agreement with a syndicate of banks for a $250.0 million five-year revolving credit facility. There are no scheduled repayments required before maturity. At October 31, 2009, $151.1 million had been drawn against this secured credit facility, which expires on March 31, 2013.

Also included in long-term debt of Harry Winston Inc. is a 25-year loan agreement for CHF 17.5 million ($17.0 million) used to finance the construction of the Company’s watch factory in Geneva, Switzerland. The loan agreement is comprised of a CHF 3.5 million ($3.4 million) loan and a CHF 14.0 million ($13.6 million) loan. The CHF 3.5 million loan bears interest at a rate of 3.9% and matures on April 22, 2013. The CHF 14.0 million loan bears interest at a rate of 3.55% and matures on January 31, 2033. At October 31, 2009, $16.1 million was outstanding on the loan agreement compared to $14.7 million at January 31, 2009. The bank has a secured interest in the factory building. In addition, the Company has a demand credit facility of CHF 2.0 million ($1.9 million), supported by a $2.0 million standby letter of credit, which is classified as bank advances. The demand credit facility bears interest at a rate of 5.0% per annum. At October 31, 2009, $0.8 million was outstanding, compared to $0.5 million at January 31, 2009.

Harry Winston Japan, K.K. maintains unsecured credit agreements with two banks, each amounting to ¥1,475 million ($16.2 million). At October 31, 2009, $16.2 million had been drawn against these facilities and classified as bank advances. The credit facilities amounting to $8.0 million, $2.7 million and $5.5 million, bear interest at 1.98%, 2.48% and 2.38%, respectively, and expire on December 30, 2009 (extended from November 30, 2009), January 29, 2010 and June 28, 2010, respectively. Harry Winston Japan, K.K. also maintains a secured credit agreement amounting to ¥575 million ($6.3 million) classified as bank advances. The facility is secured by inventory owned by Harry Winston Japan, K.K., bears interest at 2.15% and expires on December 18, 2009.

The Company’s first mortgage on real property has scheduled principal payments of approximately $0.2 million quarterly, and may be prepaid at any time. On October 31, 2009, $7.3 million was outstanding on the mortgage payable.

(b)

Interest on long-term debt is calculated at various fixed and floating rates. Projected interest payments on the current debt outstanding were based on interest rates in effect at October 31, 2009, and have been included under long-term debt in the table above. Interest payments for the next 12 months are approximated to be $7.4 million.

2010 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

(c)

The Joint Venture, under environmental and other agreements, must provide funding for the Environmental Monitoring Advisory Board. These agreements also state the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. The operator of the Joint Venture has fulfilled such obligations for the security deposits by posting letters of credit of which HWDLP’s share as at October 31, 2009 was $71.5 million based on its 40% ownership interest in the Diavik Diamond Mine. There can be no assurance that the operator will continue its practice of posting letters of credit in fulfillment of this obligation, in which event HWDLP would be required to post its proportionate share of such security directly, which would result in additional constraints on liquidity. The requirement to post security for the reclamation and abandonment obligations may be reduced to the extent of amounts spent by the Joint Venture on those activities. The Joint Venture has also signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of area Aboriginal bands. The actual cash outlay for the Joint Venture’s obligations under these agreements is not anticipated to occur until later in the life of the Diavik Diamond Mine.

(d)

Operating lease obligations represent future minimum annual rentals under non-cancellable operating leases for Harry Winston salons, office space and long-term leases for property, land, office premises and a fuel tank farm for the Diavik Diamond Mine. Harry Winston Inc.’s New York salon lease expires on December 17, 2010 with an option to renew.

(e)	Capital lease obligations represent future minimum annual rentals under non-cancellable capital leases for Harry Winston Inc. retail exhibit space.

Dividend
On March 19, 2009, the Company announced that it had suspended its dividend for the time being.

2010 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Risks and Uncertainties
Harry Winston Diamond Corporation is subject to a number of risks and uncertainties as a result of its operations. In addition to the other information contained in this Management’s Discussion and Analysis and the Company’s other publicly filed disclosure documents, readers should give careful consideration to the following risks, each of which could have a material adverse effect on the Company’s business prospects or financial condition:

Nature of Mining
The operation of the Diavik Diamond Mine is subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface and underground conditions, processing problems, equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Particularly with underground mining operations, inherent risks include variations in rock structure and strength as it impacts on mining method selection and performance, de-watering and water handling requirements, achieving the required paste backfill strengths and unexpected local ground conditions. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, collapses, flooding or other conditions, may be encountered during mining. Such risks could result in personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays, suspensions or permanent reductions in mining production; monetary losses; and possible legal liability.

The Diavik Diamond Mine, because of its remote northern location and access only by winter road or by air, is subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and increased transportation costs due to the late opening and/or early closure of the winter road. Such factors can add to the cost of mine development, production and operation and/or impair production and mining activities, thereby affecting the Company’s profitability.

Nature of Joint Arrangement with DDMI
Harry Winston Diamond Limited Partnership holds an undivided 40% interest in the assets, liabilities and expenses of the Diavik Diamond Mine and the Diavik group of mineral claims. Harry Winston Diamond Limited Partnership is owned 77.5% by the Company and 22.5% by Kinross Gold Corporation. The Diavik Diamond Mine and the exploration and development of the Diavik group of mineral claims is a joint arrangement between DDMI (60%) and HWDLP (40%), and is subject to the risks normally associated with the conduct of joint ventures and similar joint arrangements. These risks include the inability to exert influence over strategic decisions made in respect of the Diavik Diamond Mine and the Diavik group of mineral claims. By virtue of DDMI’s 60% interest in the Diavik Diamond Mine, it has a controlling vote in virtually all Joint Venture management decisions respecting the development and operation of the Diavik Diamond Mine and the development of the Diavik group of mineral claims. Accordingly, DDMI is able to determine the timing and scope of future project capital expenditures, and therefore is able to impose capital expenditure requirements on HWDLP that the Company may not have sufficient cash to meet. A failure to meet capital expenditure requirements imposed by DDMI could result in HWDLP’s interest in the Diavik Diamond Mine and the Diavik group of mineral claims being diluted.

Agreement with Kinross
Under the amended partnership agreement of HWDLP, the general partner is entitled to request that the partners in the partnership advance funds to the partnership pro rata based on their holdings of partnership units for the purpose of satisfying the partnership’s obligations under various contractual commitments, including those deriving from the joint arrangement between DDMI and the partnership. The partners may unanimously determine to fund any cash call by way of a loan rather than equity contribution. If a partner fails to contribute its proportion of funds with respect to a cash call, the non-defaulting partner or partners will have the option, but not the obligation, to fund the defaulting partner’s portion of the cash call by way of equity contribution or loan or a combination of the two; provided that if any equity contribution is made, the non-defaulting partner’s interest in the partnership will be increased proportionately through the issuance of additional partnership units.

As DDMI, under the joint arrangement between DDMI and the partnership, is able to determine the timing and scope of future project capital expenditures and to impose capital expenditure requirements on the Company that the Company may not have sufficient cash to meet, the Company’s interest in HWDLP could be diluted under the amended partnership agreement as a result of a failure by the Company to meet cash call requirements imposed by the amended partnership agreement.

2010 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Diamond Prices and Demand for Diamonds
The profitability of the Company is dependent upon production from the Diavik Diamond Mine and on the results of the operations of its retail operations. Each in turn is dependent in significant part upon the worldwide demand for and price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, particularly in the US, Japan, China and India, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds and jewelry. Low or negative growth in the worldwide economy, prolonged credit market disruptions or the occurrence of terrorist or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds and jewelry, thereby negatively affecting the price of diamonds and jewelry. Similarly, a substantial increase in the worldwide level of diamond production or in diamonds available for sale could also negatively affect the price of diamonds. In each case, such developments could materially adversely affect the Company’s results of operations.

Cash Flow and Liquidity
The Company’s liquidity requirements fluctuate from quarter to quarter depending on, among other factors, the seasonality of production at the Diavik Diamond Mine, seasonality of mine operating expenses, capital expenditure programs, the number of rough diamond sales events conducted during the quarter and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter, along with the seasonality of sales and salon expansion in the retail segment. The Company’s principal working capital needs include investments in inventory, prepaid expenses and other current assets, and accounts payable and income taxes payable. There can be no assurance that the Company will be able to meet each or all of its liquidity requirements. A failure by the Company to meet its liquidity requirements could result in the Company failing to meet its planned development objectives, or in the Company being in default of a contractual obligation, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Economic Environment
The Company’s financial results are tied to the global economic environment. The global markets have experienced the impact of a significant US and international economic downturn. This could restrict the Company’s growth opportunities both domestically and internationally. Should economic conditions not improve or further deteriorate, the Company could experience revenue pressure across both its business segments and a decrease in the availability of credit, which could have a material adverse effect on the Company’s business prospects or financial condition.

Currency Risk
Currency fluctuations may affect the Company’s financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company reports its financial results in US dollars, a majority of the costs and expenses of the Diavik Diamond Mine are incurred in Canadian dollars. Further, the Company has a significant future income tax liability that has been incurred and will be payable in Canadian dollars. The Company’s currency exposure relates primarily to expenses and obligations incurred by it in Canadian dollars and, secondarily, to revenues of Harry Winston Inc. in currencies other than the US dollar. The appreciation of the Canadian dollar against the US dollar, and the depreciation of such other currencies against the US dollar, therefore, will increase the expenses of the Diavik Diamond Mine and the amount of the Company’s Canadian dollar liabilities relative to the revenue the Company will receive from diamond sales, and will decrease the US dollar revenues received by Harry Winston Inc. From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency exposure.

Licences and Permits
The operation of the Diavik Diamond Mine and exploration on the Diavik property requires licences and permits from the Canadian government. The Diavik Diamond Mine Type “A” Water Licence was renewed by the regional Wek’eezhii Land and Water Board to October 31, 2015. While the Company anticipates that DDMI, the operator of the Diavik Diamond Mine, will be able to renew this licence and other necessary permits in the future, there can be no guarantee that DDMI will be able to do so or obtain or maintain all other necessary licences and permits that may be required to maintain the operation of the Diavik Diamond Mine or to further explore and develop the Diavik property.

Regulatory and Environmental Risks
The operation of the Diavik Diamond Mine, exploration activities at the Diavik Project and the manufacturing of jewelry and watches are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety, manufacturing safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation or changes in enforcement policies under existing laws and regulations could have a material adverse impact on the Company by increasing costs and/or causing a reduction in levels of production from the Diavik Diamond Mine and in the manufacture of jewelry and watches. As well, as the Company’s international operations expand, it or its subsidiaries become subject to laws and regulatory regimes which differ materially from those under which they operate in Canada and the US.

2010 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Mining and manufacturing are subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining and manufacturing operations. To the extent that the Company’s operations are subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

Climate Change
Canada ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change in late 2002 and the Kyoto Protocol came into effect in Canada in February 2005. The Canadian government has established a number of policy measures in order to meet its emission reduction guidelines. While the impact of these measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation; restrict industrial emission levels; impose added costs for emissions in excess of permitted levels and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on the Company’s results of operations.

Resource and Reserve Estimates
The Company’s figures for mineral resources and ore reserves on the Diavik group of mineral claims are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information. Reserve estimates may be revised upward or downward based on the results of current and future drilling, testing or production levels and on changes in mine design. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Diavik Diamond Mine may render the mining of ore reserves uneconomical.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources at the Diavik property will be upgraded to proven and probable ore reserves.

Insurance
The Company’s business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds and jewelry held as inventory or in transit, changes in the regulatory environment and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Diavik Diamond Mine, personal injury or death, environmental damage to the Diavik property, delays in mining, closing of Harry Winston Inc.’s manufacturing facilities or salons, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Diavik Diamond Mine and the Company’s operations, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

Fuel Costs
The Diavik Diamond Mine’s expected fuel needs are purchased periodically during the year for storage, and transported to the mine site by way of the winter road. These costs will increase if transportation by air freight is required due to a shortened “winter road season” or unexpectedly high fuel usage.

The cost of the fuel purchased is based on the then prevailing price and expensed into operating costs on a usage basis. The Diavik Diamond Mine currently has no hedges for its future anticipated fuel consumption.

Reliance on Skilled Employees
Production at the Diavik Diamond Mine is dependent upon the efforts of certain skilled employees of DDMI. The loss of these employees or the inability of DDMI to attract and retain additional skilled employees may adversely affect the level of diamond production from the Diavik Diamond Mine.

The Company’s success at marketing rough diamonds and in operating the business of Harry Winston Inc. is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company’s inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds and in operating its retail segment.

2010 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Expansion of the Existing Salon Network
A key component of the Company’s retail strategy has been the expansion of its salon network. This strategy requires the Company to make ongoing capital expenditures to build and open new salons, to refurbish existing salons from time to time, and to incur additional operating expenses in order to operate the new salons. To date, much of this expansion has been financed through borrowings by Harry Winston Inc. There can be no assurance that the expansion of the salon network will continue or that the current expansion will prove successful in increasing annual sales or earnings from the retail segment, and the increased debt levels resulting from this expansion could negatively impact the Company’s liquidity and its results from operations in the absence of increased sales and earnings.

Competition in the Luxury Jewelry Segment
The Company is exposed to competition in the retail diamond market from other luxury goods, diamond, jewelry and watch retailers. The ability of Harry Winston Inc. to successfully compete with such luxury goods, diamond, jewelry and watch retailers is dependent upon a number of factors, including the ability to source high-end polished diamonds and protect and promote its distinctive brand name and reputation. If Harry Winston Inc. is unable to successfully compete in the luxury jewelry segment, then the Company’s results of operations will be adversely affected.

Critical Accounting Estimates
Management is often required to make judgments, assumptions and estimates in the application of Canadian generally accepted accounting principles that have a significant impact on the financial results of the Company. Certain policies are more significant than others and are, therefore, considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment (use of estimates) in their application or if they result from a choice between accounting alternatives and that choice has a material impact on the Company’s reported results or financial position. There have been no changes to the Company’s critical accounting policies or estimates from those disclosed in the Company’s MD&A for its fiscal year ended January 31, 2009.

Changes in Accounting Policies
 Goodwill and Intangibles Assets
On February 1, 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”. This Section establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The Company adopted the new standard effective February 1, 2009. This standard has had no material impact on the consolidated financial statements.

Recently Issued Accounting Standards
 Credit Risk and the Fair Value of Financial Assets and Liabilities
In January 2009, the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Liabilities”. This abstract requires companies to take each counterparty’s credit risk into account when measuring the fair value of financial assets and liabilities, including derivatives. The Company applied this EIC for the quarter ended April 30, 2009. This abstract has had no material impact on the consolidated financial statements.

Mining Exploration Costs
In March 2009, the CICA issued EIC-174, “Mining Exploration Costs”, which provides guidance on the capitalization of exploration costs related to mining properties and the subsequent impairment review of capitalized exploration costs. The Company applied this EIC for the quarter ended April 30, 2009. This abstract has had no material impact on the consolidated financial statements.

Financial Instruments
In June 2009, the CICA amended Handbook Section 3862, “Financial Instruments – Disclosures”, to enhance disclosure requirements for fair value measurement of financial instruments and liquidity risk. The changes are effective for annual financial statements relating to fiscal years ending after September 30, 2009. The Company is currently assessing the impact of this amendment on the consolidated financial statements.

2010 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Equity
In August 2009, the CICA amended Section 3251, “Equity”. The amendments apply only to entities that have adopted Section 1602, “Non-Controlling Interests”. The amendments require separate presentation on the consolidated statements of earnings and comprehensive income of earnings attributable to owners of the Company and those attributable to non-controlling interests. The amendments require that non-controlling interests be presented separately as a component of equity. As the Company has not adopted section 1602, which is mandatory for fiscal years beginning on or after January 1, 2011, the amendments are not applicable to the Company in the interim.

International Financial Reporting Standards (“IFRS”)
In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS in place of Canadian Generally Accepted Accounting Principles (“GAAP”) for financial periods beginning on or after January 1, 2011. Accordingly, commencing February 1, 2011, the Company will convert over to IFRS and prepare its first financial statements in accordance with IFRS for the three-month period ended April 30, 2011, with comparative information also prepared under IFRS.

The conversion project from Canadian GAAP to IFRS is led by finance management, and includes representatives from various areas of the Company as necessary to plan for and achieve a smooth transition. The Company has engaged the services of a third party expert advisor to assist. Regular progress reporting to senior management and to the Audit Committee on the status of the IFRS conversion project is in place. The conversion project consists of three phases:

Assessment Phase – This phase involves a review of accounting differences between Canadian GAAP and IFRS; an evaluation of IFRS 1 exemptions for first time IFRS adopters; and a high-level impact assessment on systems and business processes. This phase was substantially completed during the second quarter.

Design Phase – This phase involves prioritizing and resolving accounting treatment issues; quantifying the impact of converting to IFRS; reviewing and approving accounting policy choices; performing a detailed impact assessment on systems and processes; designing system and business process changes; developing IFRS training material; and drafting IFRS financial statement content. The Company is currently progressing through its design phase activities.

Implementation Phase – This phase involves changes to systems and business processes; determining the opening IFRS transition balance sheet; dual accounting under both Canadian GAAP and IFRS; and preparing detailed reconciliations of Canadian GAAP to IFRS financial statements.

Although the Company’s IFRS conversion project consists of three sequential phases, certain aspects of each phase sometimes occur concurrently, resulting in the analysis of certain areas being further developed than in other areas.

EXPECTED ACCOUNTING DIFFERENCES BETWEEN CANADIAN GAAP & IFRS
The following areas have been identified where the accounting differences between Canadian GAAP and existing IFRS may have an impact on the Company’s consolidated financial statements. The accounting differences described below should not be regarded as a complete list of areas that may be impacted by the transition to IFRS. Analysis of accounting differences is still in progress, particularly where choices of accounting policies are available.

Property, plant and equipment – Separate accounting for components of property, plant and equipment is more vigorously applied and broader under IFRS. Costs are allocated to significant parts of an asset if the useful lives differ, and each part is then separately depreciated.

Exploration and evaluation – IFRS 6, “Exploration for and Evaluation of Mineral Resources”, allows an entity to either develop a new accounting policy for exploration and evaluation expenditures consistent with IFRS requirements or continue to follow the Company’s existing policy.

Income taxes – Existing IFRS requires the recognition of deferred taxes in situations not required under Canadian GAAP. Specifically, a deferred tax liability (asset) is recognized for exchange gains and losses relating to foreign non-monetary assets and liabilities that are remeasured into the functional currency using historical exchange rates. Similar timing differences are also recognized for the difference in tax bases between jurisdictions as a result of intra-group transfer of assets.

2010 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Asset impairment – Under IFRS, assets are tested for impairment either individually or within cash generating units. This approach reflects the smallest group of assets capable of generating largely independent cash inflows, which may differ from asset groups under Canadian GAAP. Impairment charges relating to long-lived assets may be more frequent under IFRS as the cash flow test for recoverability is based on a one step discounted cash flow approach. Impairment under IFRS is recognized if the carrying amount exceeds the higher of fair value less cost to sell, or value in use. Reversal of impairment charges is required under IFRS if the circumstances leading to the impairment have changed.

In addition, the International Accounting Standards Board has a number of ongoing projects that could result in the issuance of new IFRS that could affect the ultimate differences between Canadian GAAP and IFRS. In particular, the Company expects that there may be revised IFRS issued and in effect in relation to joint arrangements and income taxes. The Company is monitoring these international accounting developments.

The Company also anticipates a significant increase in disclosure within its consolidated financial statements resulting from the adoption of IFRS and is continuing to assess the level of disclosure required.

FIRST TIME ADOPTION OF IFRS
IFRS 1, “First Time Adoption of International Financial Reporting Standards” (“IFRS 1”), provides mandatory guidance that generally requires full retrospective application of the IFRS and interpretations from the date of transition, February 1, 2010. All material accounting differences leading up to February 1, 2010 between Canadian GAAP and IFRS will be eliminated generally through opening retained earnings at the date of transition. However, IFRS 1 allows certain optional exemptions in the application of particular standards to prior periods in order to assist companies with the transition process. The Company is continuing to evaluate the IFRS 1 optional exemptions available.

At this time, the impact on the Company’s financial position and results of operations is not reasonably determinable or estimable for any of the IFRS conversion areas identified. From the perspective of the Company’s systems and controls, no significant impact has currently been identified to date.

Outstanding Share Information
As at October 31, 2009
Authorized	Unlimited
Issued and outstanding shares	76,588,592
Options outstanding	3,233,779
Fully diluted	79,822,371

Additional Information
Additional information relating to the Company, including the Company’s most recently filed annual information form, can be found on SEDAR at www.sedar.com, and is also available on the Company’s website at http://investor.harrywinston.com.

2010 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Consolidated Balance Sheets

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	October 31,	January 31,
	2009	2009
	(unaudited)
Assets
Current assets:
Cash and cash equivalents (note 3)	$53,846	$16,735
Cash collateral and cash reserves (note 3)	287	30,145
Accounts receivable (note 14)	22,740	66,980
Inventory and supplies (note 4)	346,083	346,235
Prepaid expenses and other current assets	37,787	48,130
	460,743	508,225
Mining capital assets	808,896	800,358
Retail capital assets	65,814	68,258
Intangible assets, net (note 6)	129,518	130,752
Other assets	16,149	15,644
Future income tax asset	54,247	43,338
	$1,535,367	$1,566,575
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 7)	$86,367	$118,390
Income taxes payable	44,871	76,987
Bank advances	30,897	42,621
Current portion of long-term debt (note 8)	1,153	75,097
	163,288	313,095
Long-term debt (note 8)	173,723	205,625
Future income tax liability	288,722	303,284
Other long-term liability	2,774	1,946
Future site restoration costs	40,807	39,506
Non-controlling interest (note 1)	178,911	280

Shareholders’ Equity:
Share capital (note 9)	426,281	381,541
Contributed surplus	17,560	16,079
Retained earnings	213,358	283,177
Accumulated other comprehensive income (note 7)	29,943	22,042

Commitments and guarantees (note 10)	687,142	702,839
	$1,535,367	$1,566,575

See accompanying notes to consolidated financial statements.

2010 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Consolidated Statements of Earnings

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS) (UNAUDITED)

	Three	Three	Nine	Nine
	months	months	months	months
	ended	ended	ended	ended
	October 31,	October 31,	October 31,	October 31,
	2009	2008	2009	2008
Sales	$74,828	$148,623	$279,247	$490,821
Cost of sales	45,227	71,679	195,465	218,370
Gross margin	29,601	76,944	83,782	272,451
Selling, general and administrative expenses	34,542	33,998	102,671	116,477
Earnings (loss) from operations	(4,941)	42,946	(18,889)	155,974
Interest and financing expenses	(2,448)	(4,678)	(9,145)	(15,497)
Other income	99	407	463	1,468
Insurance settlement (note 14)	100	–	3,350	–
Dilution loss (note 15)	–	–	(34,761)	–
Foreign exchange gain (loss)	1,598	48,982	(29,515)	54,438
Earnings (loss) before income taxes	(5,592)	87,657	(88,497)	196,383
Income tax expense – Current	1,293	23,804	2,487	72,893
Income tax recovery – Future	(5,514)	(8,119)	(15,489)	(19,688)
Earnings (loss) before non-controlling interest	(1,371)	71,972	(75,495)	143,178
Non-controlling interest (note 1)	(1,157)	81	(5,676)	83
Net earnings (loss)	$(214)	$71,891	$(69,819)	$143,095
Earnings (loss) per share
Basic	$0.00	$1.17	$(0.95)	$2.35
Fully diluted	$0.00	$1.17	$(0.95)	$2.34
Weighted average number of shares outstanding	76,588,592	61,372,091	73,202,442	60,894,313

See accompanying notes to consolidated financial statements.

2010 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Consolidated Statements
of Comprehensive Income

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) (UNAUDITED)

	Three	Three	Nine	Nine
	months	months	months	months
	ended	ended	ended	ended
	October 31,	October 31,	October 31,	October 31,
	2009	2008	2009	2008
Net earnings (loss)	$(214)	$71,891	$(69,819)	$143,095
Other comprehensive income
Net gain (loss) on translation of net foreign operations (net of tax – nil)	4,735	(6,281)	8,514	(4,346)
Change in fair value of derivative financial instruments designated as cash flow hedges	(613)	–	(613)	–
Total comprehensive income (loss)	$3,908	$65,610	$(61,918)	$138,749

See accompanying notes to consolidated financial statements.

2010 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Consolidated Statements
of Changes in Shareholders’ Equity

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) (UNAUDITED)

	Three	Three	Nine	Nine
	months	months	months	months
	ended	ended	ended	ended
	October 31,	October 31,	October 31,	October 31,
	2009	2008	2009	2008
COMMON SHARES:
Balance at beginning of period	$426,281	$381,541	$381,541	$305,502
Issued during the period	–	–	44,740	76,039
Balance at end of period	426,281	381,541	426,281	381,541
CONTRIBUTED SURPLUS:
Balance at beginning of period	17,357	15,906	16,079	15,614
Stock option expense	203	87	1,481	379
Balance at end of period	17,560	15,993	17,560	15,993
RETAINED EARNINGS:
Balance at beginning of period	213,572	290,398	283,177	225,334
Net earnings (loss)	(214)	71,891	(69,819)	143,095
Dividends paid	–	(3,069)	–	(9,209)
Balance at end of period	213,358	359,220	213,358	359,220
ACCUMULATED OTHER COMPREHENSIVE INCOME:
Balance at beginning of period	25,821	27,147	22,042	25,212
Other comprehensive income
Net gain (loss) on translation of net foreign operations (net of tax – nil)	4,735	(6,281)	8,514	(4,346)
Change in fair value of derivative financial instruments designated as cash flow hedges	(613)	–	(613)	–
Balance at end of period	29,943	20,866	29,943	20,866
Total Shareholders’ Equity	$687,142	$777,620	$687,142	$777,620

See accompanying notes to consolidated financial statements.

2010 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Consolidated Statements of Cash Flows

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) (UNAUDITED)

	Three	Three	Nine	Nine
	months	months	months	months
	ended	ended	ended	ended
	October 31,	October 31,	October 31,	October 31,
	2009	2008	2009	2008
Cash provided by (used in):
Operating
Net earnings (loss)	$(214)	$71,891	$(69,819)	$143,095
Items not involving cash:
Amortization and accretion	11,208	21,707	45,854	52,440
Future income tax recovery	(5,514)	(8,119)	(15,489)	(19,688)
Stock-based compensation and pension expense	1,020	296	2,310	875
Foreign exchange loss (gain)	(1,679)	(51,331)	29,419	(57,582)
Loss on disposal of assets	–	3	–	491
Non-controlling interest	(1,157)	81	(5,676)	83
Dilution loss	–	–	34,761	–
Change in non-cash operating working capital	(19,977)	13,815	(18,910)	9,144
	(16,313)	48,343	2,450	128,858
Financing
Decrease in long-term debt	(142)	(12,558)	(264)	(39,725)
Increase (decrease) in revolving credit	7,886	(5,530)	(43,959)	174,895
Repayment of mining segment senior secured term and revolving credit facilities	–	–	(74,160)	–
Repayment of Harry Winston Inc. 2008 revolving credit facility	–	–	–	(159,109)
Distribution to Kinross	–	–	(6,750)	–
Dividends paid	–	(3,069)	–	(9,209)
Issue of common shares, net of issue costs	–	–	44,740	76,039
	7,744	(21,157)	(80,393)	42,891
Investing
Subscription of partnership units	–	–	125,095	–
Cash collateral and cash reserve	1	46	29,858	358
Mining capital assets	(6,547)	(38,350)	(43,348)	(168,258)
Retail capital assets	(1,029)	(1,384)	(2,596)	(9,040)
Other assets	(446)	–	(753)	(1)
	(8,021)	(39,688)	108,256	(176,941)
Foreign exchange effect on cash balances	2,533	(3,278)	6,798	(3,898)
Increase (decrease) in cash and cash equivalents	(14,057)	(15,780)	37,111	(9,090)
Cash and cash equivalents, beginning of period (note 3)	67,903	56,318	16,735	49,628
Cash and cash equivalents, end of period (note 3)	$53,846	$40,538	$53,846	$40,538
Change in non-cash operating working capital
Accounts receivable	(4,709)	2,503	44,465	(2,224)
Prepaid expenses and other current assets	12,548	11,963	7,612	13,497
Inventory and supplies	(21,042)	(23,027)	4,078	(46,013)
Accounts payable and accrued liabilities	(4,171)	(5,985)	(35,188)	8,850
Income taxes payable	(2,603)	28,361	(39,877)	35,034
	$(19,977)	$13,815	$(18,910)	$9,144
Supplemental cash flow information
Cash taxes paid	$6,304	$(5,864)	$42,782	$36,704
Cash interest paid	$2,713	$4,165	$8,852	$12,963

See accompanying notes to consolidated financial statements.

2010 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Notes to Consolidated Financial Statements

OCTOBER 31, 2009 WITH COMPARATIVE FIGURES
(TABULAR AMOUNTS IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT AS OTHERWISE NOTED)

NOTE 1:
Nature of Operations
Harry Winston Diamond Corporation (the “Company”) is a specialist diamond company focusing on the mining and retail segments of the diamond industry.

The Company’s most significant asset is an ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI”) (60%) and Harry Winston Diamond Limited Partnership (“HWDLP”) (40%) where HWDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses. DDMI is the operator of the Diavik Diamond Mine. DDMI and HWDLP are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England. As a result of the strategic investment by Kinross Gold Corporation (“Kinross”) of Toronto, Canada, described below, HWDLP is 77.5% owned by the Company and 22.5% owned by Kinross. Kinross’s 22.5% ownership is reported in the consolidated financial statements as part of non-controlling interest.

On March 31, 2009, Kinross made a net investment of $150.0 million to acquire an indirect interest in the Diavik Diamond Mine and a direct equity stake in the Company. Kinross subscribed for 15.2 million of the Company’s treasury shares at a price of $3.00 per share, being approximately 19.9% of the Company’s issued equity post the transaction. Kinross also subscribed for new partnership units representing a 22.5% interest in HWDLP, for a net effective subscription value of $103.7 million. With the closing of the Kinross transaction, the Company’s economic interest in the Diavik Diamond Mine is 31%.

The Company also owns a 100% interest in Harry Winston Inc., the premier fine jewelry and watch retailer. The results of Harry Winston Inc., located in New York City, US, are consolidated in the financial statements of the Company.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

NOTE 2:
Significant Accounting Policies
The interim consolidated financial statements are prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements include the accounts of the Company and all of its subsidiaries as well as its proportionate interest in the assets, liabilities and expenses of joint arrangements. Intercompany transactions and balances have been eliminated.

The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s Annual Report for the year ended January 31, 2009, since these interim financial statements do not include all disclosures required by Canadian generally accepted accounting principles (“GAAP”). Excluding adoption of the new accounting standards described below, these statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended January 31, 2009.

Adoption of New Accounting Standards and Developments
GOODWILL AND INTANGIBLE ASSETS
On February 1, 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”. This Section establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The Company adopted the new standard effective February 1, 2009. This standard has had no material impact on the consolidated financial statements.

2010 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Recently Issued Accounting Standards
CREDIT RISK AND THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES
In January 2009, the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Liabilities”. This abstract requires companies to take each counterparty’s credit risk into account when measuring the fair value of financial assets and liabilities, including derivatives. The Company applied this EIC for the quarter ended April 30, 2009. This abstract has had no material impact on the consolidated financial statements.

MINING EXPLORATION COSTS
In March 2009, the CICA issued EIC-174, “Mining Exploration Costs”, which provides guidance on the capitalization of exploration costs related to mining properties and the subsequent impairment review of capitalized exploration costs. The Company applied this EIC for the quarter ended April 30, 2009. This abstract has had no material impact on the consolidated financial statements.

FINANCIAL INSTRUMENTS
In June 2009, the CICA amended Handbook Section 3862, “Financial Instruments – Disclosures”, to enhance disclosure requirements for fair value measurement of financial instruments and liquidity risk. The changes are effective for annual financial statements relating to fiscal years ending after September 30, 2009. The Company is currently assessing the impact of this amendment on the consolidated financial statements.

EQUITY
In August 2009, the CICA amended Section 3251, “Equity”. The amendments apply only to entities that have adopted Section 1602, “Non-Controlling Interests”. The amendments require separate presentation on the consolidated statements of earnings and comprehensive income of earnings attributable to owners of the Company and those attributable to non-controlling interests. The amendments require that non-controlling interests be presented separately as a component of equity. As the Company has not adopted section 1602, which is mandatory for fiscal years beginning on or after January 1, 2011, the amendments are not applicable to the Company in the interim.

NOTE 3:
Cash Resources

	October 31,	January 31,
	2009	2009
Cash on hand and balances with banks	$53,846	$14,118
Short-term investments (a)	–	2,617
Total cash and cash equivalents	53,846	16,735
Cash collateral and cash reserves	287	30,145
Total cash resources	$54,133	$46,880

(a) Short-term investments are held in overnight deposits.

Total cash resources were impacted by the $150.0 million net investment by Kinross and the subsequent repayment of the mining segment’s senior secured term and revolving credit facilities on March 31, 2009.

2010 THIRD QUARTER REPORT

Harry Winston Diamond Corporation
NOTE 4:
Inventory and Supplies

	October 31,	January 31,
	2009	2009
Rough diamond inventory	$33,406	$31,872
Merchandise inventory	233,378	240,419
Supplies inventory	79,299	73,944
Total inventory and supplies	$346,083	$346,235

During the three months ended October 31, 2009, the Company recorded a write-down of $5.8 million on rough diamond inventory ($nil for the three months ended October 31, 2008), which was recorded in cost of sales. During the nine months ended October 31, 2009, the Company recorded a write-down of $9.9 million on rough diamond inventory ($nil for the nine months ended October 31, 2008).

NOTE 5:
Diavik Joint Venture

The following represents Harry Winston Diamond Limited Partnership’s 40% proportionate interest in the Joint Venture as at September 30, 2009 and December 31, 2008:

			October 31,	January 31,
			2009	2009
Current assets			$97,028	$105,612
Long-term assets			765,581	754,886
Current liabilities			25,099	38,808
Long-term liabilities and participant’s account			837,510	821,690

	Three	Three	Nine	Nine
	months	months	months	months
	ended	ended	ended	ended
	October 31,	October 31,	October 31,	October 31,
	2009	2008	2009	2008
Expenses net of interest income of $0.1 million (2008 – interest income of $0.1 million) (a) (b)	$29,511	$61,168	$112,079	$138,798
Cash flows resulting from (used in) operating activities	(33,883)	(47,434)	(91,896)	(108,655)
Cash flows resulting from financing activities	36,433	68,220	132,030	243,721
Cash flows resulting from (used in) investing activities	(1,457)	(31,365)	(40,700)	(146,337)

(a)	The Joint Venture only earns interest income.

(b)	Expenses net of interest income for the nine months ended October 31, 2009 of $0.3 million (nine months ended October 31, 2008 of $0.3 million).

The Company is contingently liable for the other participant’s portion of the liabilities of the Joint Venture, and to the extent the Company’s participating interest has increased because of the failure of the other participant to make a cash contribution when required, the Company would have access to an increased portion of the assets of the Joint Venture to settle these liabilities.

2010 THIRD QUARTER REPORT

Harry Winston Diamond Corporation
NOTE 6:
Intangible Assets
	Amortization		Accumulated	October 31,	January 31,
	period	Cost	amortization	2009 net	2009 net
Trademark	indefinite life	$112,995	$–	$112,995	$112,995
Drawings	indefinite life	12,365	–	12,365	12,365
Wholesale distribution network	120 months	5,575	(2,344)	3,231	3,649
Store leases	65 to 105 months	5,639	(4,712)	927	1,743
Intangible assets		$136,574	$(7,056)	$129,518	$130,752

Amortization expense for the nine months ended October 31, 2009 was $1.2 million ($1.5 million for the nine months ended October 31, 2008).

NOTE 7:
Derivative Financial Instruments
On October 1, 2009, the Company executed an interest rate cash flow hedge on Harry Winston Inc’s five-year revolving credit facility in the form of a swap to mitigate the Company’s exposure to variability in cash flows for the future interest payments on a designated portion of borrowings on the facility. The interest rate swap qualifies as a hedge. Accordingly, the fair value of the derivative is recorded as an asset or liability on the consolidated balance sheet and the change in the derivative’s fair value at the end of each period is recorded in accumulated other comprehensive income. Any gain or loss in fair value relating to the ineffective portion of the hedging relationship is recorded in current earnings. For the nine months ended October 31, 2009, the Company recorded an accumulated other comprehensive loss of $0.6 million. No gain or loss was recorded in earnings as a result of hedge ineffectiveness.

				October 31, 2009
				Interest rates
		Notional principal	Receive	Pay
Interest rate swap	1 year: receive variable – pay fixed	$140,000	1-month LIBOR	3.19%

NOTE 8:
Long-Term Debt

			October 31,	January 31,
			2009	2009
Mining segment credit facilities			$–	$74,107
Harry Winston Inc. credit facilities			167,612	199,846
First mortgage on real property			7,264	6,769
Total long-term debt			174,876	280,722
Less current portion			(1,153)	(75,097)
			$173,723	$205,625

On March 31, 2009, with the closing of the Kinross transaction, the Company repaid all amounts outstanding on the mining segment’s senior secured term and revolving credit facilities.

2010 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

NOTE 9:
Share Capital

(a)	Authorized

Unlimited common shares without par value.

(b)	Issued

	Number of shares	Amount
Balance, January 31, 2009	61,372,092	$381,541
SHARES ISSUED FOR:
Cash	15,200,000	44,685
Cash on exercise of options	16,500	55
Balance, October 31, 2009	76,588,592	$426,281

(c)	Stock Options

During the nine months ended October 31, 2009, the Company issued 1,674,000 stock options to officers and employees of the Company and its affiliates. These options vested 50% immediately; 25% will vest on the first anniversary date and the remaining 25% will vest on the second anniversary date of the grant. The maximum term of these options is 10 years. The Company estimated the fair value of the options granted using the Black-Scholes option pricing model. Compensation expense for stock options was $1.5 million for the nine months ended October 31, 2009 ($0.4 million for the nine months ended October 31, 2008) and is presented as a component of selling, general and administrative expenses. The Company used historical exercise data to determine the expected term of the options granted.

(d)	RSU and DSU Plans

RSU	Number of units
Balance, January 31, 2009	108,599
AWARDS AND PAYOUTS DURING THE PERIOD (NET):
RSU awards	11,500
RSU payouts	(74,614)
Balance, October 31, 2009	45,485

DSU	Number of units
Balance, January 31, 2009	128,988
AWARDS AND PAYOUTS DURING THE PERIOD (NET):
DSU awards	59,144
DSU payouts	(15,741)
Balance, October 31, 2009	172,391

	Three	Three	Nine	Nine
	months	months	months	months
	ended	ended	ended	ended
	October 31,	October 31,	October 31,	October 31,
Expense (recovery) for the period	2009	2008	2009	2008
RSU	$81	$(995)	$98	$(660)
DSU	542	(659)	958	(422)
	$623	$(1,654)	$1,056	$(1,082)

2010 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

During the nine months ended October 31, 2009, the Company granted 11,500 RSUs and 59,144 DSUs under an employee and director incentive compensation program, respectively. The RSU and DSU Plans are full value phantom shares that mirror the value of Harry Winston Diamond Corporation’s publicly traded common shares.

Grants under the RSU Plan are on a discretionary basis to employees of the Company subject to Board of Director approval or in accordance with employment contracts. Each RSU grant vests on the third anniversary of the grant date, subject to special rules for death and disability. The Company anticipates paying out cash on maturity of RSUs and DSUs.

Only non-executive directors of the Company are eligible for grants under the DSU Plan. Each DSU grant vests immediately on the grant date.

The expenses related to the RSUs and DSUs are accrued based on the price of Harry Winston Diamond Corporation’s common shares at the end of the period and on the probability of vesting. This expense is recognized on a straight-line basis over the term of the grant.

NOTE 10:
Commitments and Guarantees

(a)	Environmental Agreement

Through negotiations of environmental and other agreements, the Joint Venture must provide funding for the Environmental Monitoring Advisory Board. HWDLP’s share of this funding requirement is $0.2 million for calendar 2009. Further funding will be required in future years; however, specific amounts have not yet been determined. These agreements also state the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. HWDLP’s share of the letters of credit outstanding posted by the operator of the Joint Venture with respect to the environmental agreements as at October 31, 2009 was $71.5 million. The agreement specifically provides that these funding requirements will be reduced by amounts incurred by the Joint Venture on reclamation and abandonment activities.

(b)	Participation Agreements

The Joint Venture has signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of the Aboriginal bands. The agreements are each for an initial term of 12 years and shall be automatically renewed on terms to be agreed for successive periods of six years thereafter until termination. The agreements terminate in the event the mine permanently ceases to operate.

(c)	Commitments

Commitments include the cumulative maximum funding commitments secured by letters of credit of the Joint Venture’s environmental and participation agreements at Harry Winston Diamond Limited Partnership’s 40% ownership interest, before any reduction of future reclamation activities, and future minimum annual rentals under non-cancellable operating and capital leases for retail salons, corporate office space, and long-term leases for property, land, office premises and a fuel tank farm at the Diavik Diamond Mine and are as follows:

2010	$92,210
2011	88,683
2012	87,993
2013	86,398
2014	86,791
Thereafter	127,655

2010 THIRD QUARTER REPORT

Harry Winston Diamond Corporation
NOTE 11:
Employee Benefit Plans

	Three	Three	Nine	Nine
	months	months	months	months
	ended	ended	ended	ended
	October 31,	October 31,	October 31,	October 31,
Expenses for the period	2009	2008	2009	2008
Defined benefit pension plan – Harry Winston retail segment	$466	$413	$1,424	$1,227
Defined contribution plan – Harry Winston retail segment	210	235	630	705
Defined contribution plan – Harry Winston mining segment	29	–	130	236
Defined contribution plan – Diavik Diamond Mine	190	236	591	733
	$895	$884	$2,775	$2,901

NOTE 12:
Capital Management

As part of the Kinross investment, the Company and Kinross have agreed to certain provisions regarding capital management for a period of two years following closing subject to earlier termination in specified circumstances. During this period, without Kinross’ consent not to be unreasonably withheld, the Company has agreed not to incur indebtedness in excess of a specified amount, subject to an exception for indebtedness incurred to finance an acquisition by the Company. In addition, the Company has agreed not to pay dividends and to limit the amount of funding it will provide to the retail segment. The capital management provisions do not in any way limit the Company’s ability to issue equity or equity-linked securities subject to compliance with Kinross’ pro rata participation right in such equity issuances.

NOTE 13:
Financial Instruments

The Company has various financial instruments comprising cash and cash equivalents, cash collateral and cash reserves, accounts receivable, accounts payable and accrued liabilities, bank advances and long-term debt.

Cash and cash equivalents consist of cash on hand and balances with banks and short-term investments held in overnight deposits with a maturity on acquisition of less than 90 days. Cash and cash equivalents are designated as held-for-trading and are carried at fair value.

The fair value of accounts receivable is determined by the amount of cash anticipated to be received in the normal course of business from the financial asset.

The Company’s long-term debt is fully secured; hence the fair value of this instrument at October 31, 2009 is considered to approximate its carrying value.

The fair value of derivative financial instruments included in accounts payable and accrued liabilities is determined using standard valuation techniques with observable market information.

2010 THIRD QUARTER REPORT

Harry Winston Diamond Corporation
The carrying values of these financial instruments are as follows:

		October 31, 2009		January 31, 2009
	Estimated	Carrying	Estimated	Carrying
	fair value	value	fair value	value
FINANCIAL ASSETS:
Cash and cash equivalents	$53,846	$53,846	$16,735	$16,735
Cash collateral and cash reserves	287	287	30,145	30,145
Accounts receivable	22,740	22,740	66,980	66,980
	$76,873	$76,873	$113,860	$113,860
FINANCIAL LIABILITIES:
Accounts payable and accrued liabilities	$86,367	$85,754	$118,390	$118,390
Bank advances	30,897	30,897	42,621	42,621
Long-term debt	174,876	174,876	280,722	280,722
	$292,140	$291,527	$441,733	$441,733

NOTE 14:
Insurance Settlement

In December 2008, approximately $31.7 million in Company-owned and consigned retail inventory at cost was stolen during a second robbery at the Harry Winston Paris salon. Included in accounts receivable at January 31, 2009 is a $48.4 million receivable relating to the insurance settlement that was received in February 2009. The $3.3 million balance of the insurance claim was also received during the first quarter.

NOTE 15:
Dilution Loss

The Company recorded a non-cash dilution loss of $34.8 million with respect to the investment by Kinross of an indirect interest in the Diavik Diamond Mine.

2010 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

NOTE 16:
Segmented Information

The Company operates in two segments within the diamond industry, mining and retail, for the three months ended October 31, 2009.

The mining segment consists of the Company’s rough diamond business. This business includes the 40% ownership interest in the Diavik group of mineral claims and the sale of rough diamonds in the market-place.

The retail segment consists of the Company’s ownership in Harry Winston Inc. This segment consists of the marketing of fine jewelry and watches on a worldwide basis.

For the three months ended October 31, 2009	Mining	Retail	Total
Sales
Canada	$20,765	$–	$20,765
United States	–	12,847	12,847
Europe	–	20,987	20,987
Asia	–	20,229	20,229
Cost of sales	20,319	24,908	45,227
Gross margin	446	29,155	29,601
Gross margin (%)	2.1%	53.9%	39.6%
Selling, general and administrative expenses	4,932	29,610	34,542
Loss from operations	(4,486)	(455)	(4,941)
Interest and financing expenses	(702)	(1,746)	(2,448)
Other income	92	7	99
Insurance proceeds	–	100	100
Foreign exchange gain	1,551	47	1,598
Segmented loss before income taxes	$(3,545)	$(2,047)	$(5,592)
Segmented assets as at October 31, 2009
Canada	$972,604	$–	$972,604
United States	–	371,109	371,109
Other foreign countries	23,194	168,460	191,654
	$995,798	$539,569	$1,535,367
Capital expenditures	$6,547	$1,029	$7,576
OTHER SIGNIFICANT NON-CASH ITEMS:
Income tax recovery	$(4,192)	$(1,322)	$(5,514)
Amortization and accretion	$7,845	$3,363	$11,208

Sales to three significant customers in the mining segment totaled $4.4 million for the three months ended October 31, 2009 ($13.3 million for the three months ended October 31, 2008 for the same three significant customers).

2010 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

For the three months ended October 31, 2008	Mining	Retail	Total
Sales
Canada	$90,716	$–	$90,716
United States	–	21,278	21,278
Europe	–	23,433	23,433
Asia	–	13,196	13,196
Cost of sales	40,617	31,062	71,679
Gross margin	50,099	26,845	76,944
Gross margin (%)	55.2%	46.4%	51.8%
Selling, general and administrative expenses	3,114	30,884	33,998
Earnings (loss) from operations	46,985	(4,039)	42,946
Interest and financing expenses	(1,898)	(2,780)	(4,678)
Other income	303	104	407
Foreign exchange gain (loss)	49,592	(610)	48,982
Segmented earnings (loss) before income taxes	$94,982	$(7,325)	$87,657
Segmented assets as at October 31, 2008
Canada	$981,791	$–	$981,791
United States	–	469,130	469,130
Other foreign countries	33,108	160,930	194,038
	$1,014,899	$630,060	$1,644,959
Goodwill as at October 31, 2008	$–	$93,780	$93,780
Capital expenditures	$38,350	$1,384	$39,734
OTHER SIGNIFICANT NON-CASH ITEMS:
Income tax recovery	$(5,662)	$(2,457)	$(8,119)
Amortization and accretion	$18,611	$3,096	$21,707

2010 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

For the nine months ended October 31, 2009	Mining	Retail	Total
Sales
Canada	$124,396	$–	$124,396
United States	–	46,657	46,657
Europe	–	58,000	58,000
Asia	–	50,194	50,194
Cost of sales	117,624	77,841	195,465
Gross margin	6,772	77,010	83,782
Gross margin (%)	5.4%	49.7%	30.0%
Selling, general and administrative expenses	14,617	88,054	102,671
Loss from operations	(7,845)	(11,044)	(18,889)
Interest and financing expenses	(3,115)	(6,030)	(9,145)
Other income	432	31	463
Insurance settlement	–	3,350	3,350
Dilution loss	(34,761)	–	(34,761)
Foreign exchange gain (loss)	(31,045)	1,530	(29,515)
Segmented loss before income taxes	$(76,334)	$(12,163)	$(88,497)
Segmented assets as at October 31, 2009
Canada	$972,604	$–	$972,604
United States	–	371,109	371,109
Other foreign countries	23,194	168,460	191,654
	$995,798	$539,569	$1,535,367
Capital expenditures	$43,348	$2,596	$45,944
OTHER SIGNIFICANT NON-CASH ITEMS:
Income tax recovery	$(9,044)	$(6,445)	$(15,489)
Amortization and accretion	$36,178	$9,676	$45,854

Sales to three significant customers in the mining segment totaled $52.3 million for the nine months ended October 31, 2009 ($34.6 million for the nine months ended October 31, 2008 for the same three significant customers).

2010 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

For the nine months ended October 31, 2008	Mining	Retail	Total
Sales
Canada	$277,123	$–	$277,123
United States	–	75,188	75,188
Europe	–	86,699	86,669
Asia	–	51,811	51,811
Cost of sales	105,157	113,213	218,370
Gross margin	171,966	100,485	272,451
Gross margin (%)	62.1%	47.0%	55.5%
Selling, general and administrative expenses	15,473	101,004	116,477
Earnings (loss) from operations	156,493	(519)	155,974
Interest and financing expenses	(7,025)	(8,472)	(15,497)
Other income (expense)	1,751	(283)	1,468
Foreign exchange gain (loss)	54,853	(415)	54,438
Segmented earnings (loss) before income taxes	$206,072	$(9,689)	$196,383
Segmented assets as at October 31, 2008
Canada	$981,791	$–	$981,791
United States	–	469,130	469,130
Other foreign countries	33,108	160,930	194,038
	$1,014,899	$630,060	$1,644,959
Goodwill as at October 31, 2008	$–	$93,780	$93,780
Capital expenditures	$168,258	$9,040	$177,298
OTHER SIGNIFICANT NON-CASH ITEMS:
Income tax recovery	$(15,401)	$(4,287)	$(19,688)
Amortization and accretion	$43,039	$9,401	$52,440

2010 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

2010 THIRD QUARTER REPORT